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May 19, 2006	WILMINGTON
HARRISBURG
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LAKE TAHOE
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Erie Family Life Insurance Company (“EFL”)
Schedule 13E-3 filed by Erie Acquisition Inc., Erie Indemnity Company and Erie Insurance Exchange, Filed April 27, 2006
File No. 005-81692
Schedule TO filed by Erie Acquisition Inc., Erie Indemnity Company and Erie
Insurance Exchange, Filed April 27, 2006
File No. 005-81692
Ladies and Gentlemen:
     On behalf of Erie Acquisition Inc. (the “Purchaser”), Erie Indemnity Company (“Erie Indemnity”) and Erie Insurance Exchange (the “Exchange”), included below are the comments contained in your May 9, 2006 letter with respect to the above-captioned filings, together with our clients’ responses to each of those comments. Reference to specific page numbers in this letter correspond to the page numbering cited in Amendment No. 1 to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed today via EDGAR under cover of Schedule TO (“Amendment No. 1”) with the Securities and Exchange Commission (the “Commission”) by the Purchaser, Erie Indemnity and the Exchange.
Duane Morris llp

30 SOUTH 17TH STREET PHILADELPHIA, PA 19103-4196	PHONE: 215.979.1000 FAX: 215.979.1020

Securities and Exchange Commission
May 19, 2006

Special Factors, page 10
1.	We note your statement on page 11 that at its April 28, 2004 meeting, the board considered the February 2004 conclusion by EFL’s management that a material weakness existed in EFL’s internal controls over the processes used to determine the recorded amount of deferred acquisition costs (“DAC”) and related DAC amortization and the progress of initiatives to correct this material weakness in internal controls. In a supplemental response, with a view toward disclosure, please advise us of any shifts in market prices that resulted from the announcement of the material weakness. Further, in your fairness section, you must address whether the Rule 13e-3 transaction is fair in relation to historical market prices.
     The material weakness was originally reported in EFL’s 2003 Form 10-K, which was filed with the Commission on March 8, 2004. In infrequent trading, the market price for EFL’s shares fluctuated only slightly in trades after that date compared to trades preceding that date. Trading information for the dates on which trades occurred during the period March 3, 2004 through March 24, 2004 is as follows:

Date	Trading Volume	Closing Price
March 3, 2004	3,000 shares	$31.75
March 4, 2004	2,100 shares	31.50

March 16, 2004	350 shares	31.00
March 19, 2004	1,000 shares	31.00
March 23, 2004	900 shares	31.00
March 24, 2004	800 shares	32.00
     The second time the material weakness was reported was in EFL’s 2004 Form 10-K, which was filed with the Commission on February 24, 2005. Trading information for the dates on which trades occurred during the period February 14, 2005 through March 15, 2005 is as follows:

Securities and Exchange Commission
May 19, 2006

Date	Trading Volume	Closing Price
February 14, 2005	950 shares	$31.66
February 15, 2005	6,461 shares	31.60
February 17, 2005	193 shares	31.55
February 22, 2005	200 shares	31.55
February 24, 2005	700 shares	31.60

February 28, 2005	100 shares	31.57
March 2, 2005	10,500 shares	31.70
March 15, 2005	398 shares	31.62
     Based on this information, no discernable shifts in market prices resulted from the announcement of EFL’s material weakness in either 2004 or 2005. Accordingly, we do not believe any supplemental disclosure needs to be made with respect to shifts in market prices that resulted from the announcement of the material weakness.
     As disclosed in Item 13 (Item 8) of Amendment No. 1, we have amended the second bullet point on page 16 of the Offer to Purchase under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger” to reflect the determination that the Rule 13e-3 transaction is fair in relation to historical market prices and provide the basis for that determination.
2.	Please state the date at which the EFL’s management, Ernst & Young LLP and the audit committee of EFL’s board reported that the material weakness had been resolved to their satisfaction.
     As disclosed in Item 6 of Amendment No. 1, we have added a new first full paragraph on page 13 of the Offer to Purchase under “Special Factors—Background of the Merger” to disclose the specified date.
3.	Expand your disclosure as to the decision of the Erie Indemnity’s board of directors to defer the consideration of an offer price until a second investment banking firm, also with experience in valuing insurance companies and which did not have an investment banking relationship with Erie Indemnity or the Exchange, was retained for Erie

Securities and Exchange Commission
May 19, 2006

Indemnity’s board of directors to evaluate. For example, we note that CCW was Erie Indemnity’s financial advisor in March 2004 and it appears as though the Erie Indemnity board may have considered there to be a conflict of interest in retaining CCW for the current transaction given it’s relationship with CCW. Please explain the extent of the board’s considerations and resolutions on this topic, including but not limited to the companies’ relationship with CCW and the nature, size and fees involved in prior transactions or other work by CCW.
     As disclosed in Item 13 (Item 9) of Amendment No. 1, we have amended the paragraph following the two bullet points on page 18 of the Offer to Purchase under “Special Factors—Financial Analyses of Erie Indemnity’s Financial Advisor” to disclose the prior relationships with CCW in greater detail. In addition, as disclosed in Item 6 of Amendment No. 1, we have added a new fifth full paragraph on page 12 of the Offer to Purchase under “Special Factors—Background of the Merger” to expand the disclosure regarding the decision to retain a second investment banking firm.
4.	We note your discussion on page 13 of Erie Indemnity’s directors discussing “an Offer price” and that the Erie Indemnity board determined the offer price. Please describe the discussions of such price and factors considered in determining the original price and those considered in determining the final one.
     As disclosed in Item 6 of Amendment No. 1, we have amended the last paragraph on page 13 of the Offer to Purchase under “Special Factors—Background of the Merger” to disclose the discussions of the Offer price and the factors considered.
Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger, page 16
5.	Item 1014(a) of Regulation M-A requires a filing person on the Schedule 13E-3 to state a belief as to the fairness of “the Rule 13e-3 transaction” to “unaffiliated security holders.” Your disclosure throughout your document states that Erie Indemnity’s board determined that the offer and merger are fair to EFL’s shareholders other than Erie Indemnity and the Exchange, which are different concepts. Please revise throughout the disclosure materials, to provide the fairness finding regarding the Rule 13e-3 transaction as to the unaffiliated security holders, as required by Item 1014(a).

Securities and Exchange Commission
May 19, 2006

     As disclosed in Item 13 (Item 8) of Amendment No. 1, we have amended the first paragraph on page 16 of the Offer to Purchase under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger” to reflect the conclusion as to fairness to “unaffiliated shareholders.” Conforming changes have been made to the last sentence of the first full paragraph on page 18 of the Offer to Purchase under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger” and on page 41 of the Offer to Purchase under “The Offer — Certain Information Concerning the Purchaser, Erie Indemnity and the Exchange — Interests of Executive Officers and Directors of Erie Indemnity.”
6.	We note your statement on page 17 that “[t]hrough its consideration of certain of the financial analyses included in the CCW Presentation, Erie Indemnity’s board of directors considered the $32.00 per share cash consideration in the Offer in relation to EFL’s net book value and going concern value. It appears as though this should read that the board considered the amount fair value in relation to net book value and going concern. Please advise. Further, provide the bases for this statement including the net book value and the going concern value in dollar forms. Please see the Interpretive Release Relating to Going Private Transactions Under Rule 13e-3, April 28, 1981, Q&A 21.
     As disclosed in Item 13 (Item 8) of Amendment No. 1, we have amended the first full paragraph on page 17 of the Offer to Purchase under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger” to clarify that Erie Indemnity’s board of directors determined that the Offer price constituted fair value in relation to EFL’s net book value and to provide the basis for this statement. The new paragraph also discloses that a stand-alone going concern value of EFL was not calculated and provides the reasoning why Erie Indemnity’s board of directors did not consider going concern value to be relevant in assessing fairness.
7.	We note factors three through six of the factors you considered negative in deliberations concerning the fairness of the Rule 13e-3 transaction. Please amend your discussion to include a statement of the basis for the belief as to fairness despite the absence of safeguards. For example, your discussion of procedural fairness should specifically address why you believe the transaction is procedurally fair in the absence of the

Securities and Exchange Commission
May 19, 2006

safeguard regarding unaffiliated representatives contemplated in Item 1014(d) of Regulation M-A. Please revise accordingly.
     As disclosed in Item 13 (Item 8) of Amendment No. 1, we have added a new paragraph under the cited bullet points on page 17 of the Offer to Purchase under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger” to address the belief as to fairness despite the absence of certain safeguards.
8.	Further, your discussion of procedural fairness should specifically address whether or not the Rule 13e-3 transaction was approved by a majority of the directors of the subject company who are not employees of the subject company and why you believe the transaction is procedurally fair in light of the presence or absence of this safeguard contemplated in Item 1014(e) of Regulation M-A. Please revise accordingly.
     The new disclosure added in response to Comment #7 also incorporates disclosure responsive to this comment.
9.	Please amend your discussion of the board’s consideration of liquidation value to include a reasonably detailed discussion of the material factors underlying the board’s belief as to why liquidation value is irrelevant.
     As disclosed in Item 13 (Item 8) of Amendment No. 1, we have added a new paragraph under the second set of bullet points on page 17 of the Offer to Purchase under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger” to supplement the discussion as to why Erie Indemnity’s board of directors did not consider liquidation value to be relevant in assessing fairness.
Financial Analyses of Erie Indemnity’s Financial Advisor, page 18
10.	Please expand your summary of both CCW’s analysis and that of Houlihan Lokey, on page 22, to include all of the information required by Item 1015 of Regulation M-A. For example, your disclosure should include, among other things, a summary of the instructions given to the advisors by Erie Indemnity regarding the preparation of these

Securities and Exchange Commission
May 19, 2006

reports and a summary of any limitations imposed by Erie Indemnity on the advisors in preparing its report.
     With respect to the summary of CCW’s presentation, we believe the current disclosure reflects the information required by Item 1015 of Regulation M-A. With respect to the portion of the Staff’s comment regarding disclosure of a summary of the instructions given, and limitations imposed, by Erie Indemnity in connection with the preparation of CCW’s presentation, we note for the Staff the disclosure appearing on pages 19 and 20 of the Offer to Purchase which indicates, among other things, that CCW neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of EFL, and that CCW was not requested to, and it did not, express any opinion or view as to the fairness of the $32.00 per share cash consideration in the Offer from a financial point of view or as to any other terms, aspects or implications of the Offer, the Merger or any other matters. We further note the disclosure appearing on page 20 of the Offer to Purchase which states that, except as described, Erie Indemnity imposed no other instructions or limitations on CCW with respect to the investigations made or procedures followed by CCW in preparing its presentation. Given the foregoing, we have not made any additional revisions to the disclosure in response to the Staff’s comment.
     With respect to the summary of the Houlihan Lokey Letter, with one exception, we believe the current disclosure reflects the information required by Item 1015 of Regulation M-A. With respect to the portion of the Staff’s comment regarding disclosure of a summary of the instructions given, and limitations imposed, by Erie Indemnity, we note for the Staff the first sentence of the first full paragraph on page 22 that states that Houlihan Lokey was retained for the limited purpose of preparing a letter expressing Houlihan Lokey’s judgment as to whether the assumptions used, and arithmetic calculations reflected, in the financial analyses included in CCW’s presentation were reasonable. Likewise, the paragraph beginning on the bottom of page 22 and finishing on page 23 and the first full paragraph on page 23 address certain items that Houlihan Lokey were not asked to review. As disclosed in Item 13 (Item 8) of Amendment No. 1, we have added a new sentence to the end of the first full paragraph on page 23 under “Special Factors—Houlihan Lokey Letter” to disclose that Erie Indemnity imposed no other instructions or limitations on Houlihan Lokey with

Securities and Exchange Commission
May 19, 2006

respect to the investigations made or procedures followed by Houlihan Lokey in preparing the Houlihan Lokey Letter other than those listed.
11.	Please disclose the criteria CCW used to determine the comparable companies. For example, disclose how the selected companies compared with EFL in terms of ratio of aggregate value, size, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not. In that regard, while you disclose the statistics CCW analyzed for comparison purposes with respect to the comparable companies, it is not clear if these statistics helped determine which companies were “comparable companies,” or if these statistics were analyzed after the comparable companies were already identified.
     With respect to the portion of the Staff’s comment relating to disclosure of the criteria used in selecting the companies referenced in CCW’s public market trading analysis and for clarification regarding the statistics CCW analyzed, as disclosed in Item 13 (Item 9) of Amendment No. 1, we have added a new paragraph on page 21 of the Offer to Purchase under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger” to summarize the material criteria used by CCW in determining the selected companies. We supplementally advise the Staff that the statistics utilized by CCW in its analysis were reviewed after the selected companies were identified. With respect to the portion of the Staff’s comment as to whether any additional companies satisfy the selection criteria used by CCW, we note for the Staff the current disclosure appearing on page 20 of the Offer to Purchase, which indicates that no company, transaction or business used in CCW’s presentation as a comparison is identical to EFL, the Offer or the Merger. Given this (and, accordingly, the fact that financial analyses necessarily involve judgment), it is possible that not all companies that could be perceived as satisfying a specified criteria will be identified. In light of the foregoing and the Staff’s comment, we have added disclosure to indicate that CCW’s public market trading analysis may not necessarily utilize all companies or businesses that could be deemed comparable to EFL.
12.	Similarly, with respect to the selection of the comparable transactions, disclose the criteria CCW used to determine the comparable transactions to be used for analysis.

Securities and Exchange Commission
May 19, 2006

For example, disclose whether the comparable transactions chosen were going-private transactions, involved leveraged buyouts, or something else. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.
     With respect to the portion of the Staff’s comment to disclose the criteria used in selecting the transactions referenced in CCW’s premiums paid analysis, we believe the current disclosure addresses the Staff’s comment. We note for the Staff the disclosure appearing on page 21 of the Offer to Purchase indicating that CCW reviewed transactions announced since January 1, 1996 with transaction values in excess of $50 million in which a controlling stockholder purchased outstanding minority interests in a publicly traded company. With respect to the portion of the Staff’s comment as to whether any additional transactions satisfy the selection criteria used by CCW, we refer the Staff to our response to Comment #11 above and similarly note for the Staff that we have added disclosure to indicate that CCW’s premiums paid analysis may not necessarily utilize all transactions that could be deemed comparable to the Offer.
13.	We note your disclosure regarding the various valuation procedures that CCW used in its analysis. Please revise to provide additional detail on the steps of the valuation analysis. For example, in the terminal value analysis, explain why the particular multiples were chosen, as well as why a particular range of discount rates were applied. Please note that these examples are not intended to be an exhaustive list.
     As disclosed in Item 13 (Item 9) of Amendment No. 1, we have added new paragraphs on page 21 and 22 of the Offer to Purchase under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger” to supplement the disclosure regarding the financial analyses included in CCW’s presentation.
Houlihan Lokey Letter, page 22
14.	Please eliminate the phrase from the second paragraph in bold that the summary of the Houlihan Lokey Letter “is qualified in its entirety” by reference to the full text of the letter. The information you provide in the prospectus must be materially complete and the qualification suggests that the offer summary may not be materially complete. Note that this language is also inappropriately used other places, such as in the discussion of the terms and structure of ownership and operating relationships on page 25, the

Securities and Exchange Commission
May 19, 2006

summary of selected financial information on page 39, and the summary of Pennsylvania business corporation law on page 44. Please revise accordingly.
     As disclosed in Item 13 (Item 9) of Amendment No. 1, we have amended the cited language on page 22 of the Offer to Purchase under “Special Factors—Houlihan Lokey Letter” to remove the cited language as requested by your comment. As disclosed in Item 5 and Item 13 (Item 4 and Item 13) of Amendment No. 1, we have deleted or revised the other cited uses.
15.	Please summarize the work performed by Houlihan Lokey during the course of its retention by Erie Indemnity, that allowed it to come to the conclusion “that the assumptions used by CCW in the CCW Presentation, and the arithmetic calculations performed by CCW utilizing such assumptions, were reasonable for the purpose of determining a reference range of values for EFL shares.”
     As disclosed in Item 13 (Item 9) of Amendment No. 1, we have supplemented the third full paragraph on page 22 of the Offer to Purchase under “Special Factors—Houlihan Lokey Letter” in response to the Staff’s comment.
Selected Financial Information, page 39
16.	We note that you reference the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2005, but you do not incorporate the form by reference. If you choose to incorporate this form by reference and provide summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3, you must revise your disclosure to incorporate the Form 10-K by reference and include an express statement that the financial statements for the two fiscal years required to be filed with the Company’s most recent annual report are incorporated by reference and clearly identify the matter incorporated by reference by page, paragraph, caption or otherwise. Please see Item 1010(a) of Regulation M-A and Instruction 3 to Item 13 of Schedule 13E-3.
     As disclosed in Item 13 (Item 13) of Amendment No. 1, we have supplemented the second paragraph on page 39 under “The Offer—Certain Information Concerning EFL—Selected Financial Information” in response to the Staff’s comment to incorporate the financial statements by reference. As the information is now available, we have also

Securities and Exchange Commission
May 19, 2006

added financial information for the three months ended March 31, 2006 and incorporated by reference information from EFL’s Form 10-Q for the quarter ended March 31, 2006.
17.	We presume that you will, according to our comment above, incorporate the audited financial statements for the two fiscal years required to be filed with the Company’s most recent annual report. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13 and Q&A 7 in Section I.H of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001) (for guidance on a nearly identical instruction in the context of a tender offer). Currently, it appears that your disclosure, including net income per common share and book value per share, only meets the requirements of Item 1010(c)(2) and (5), respectively. Please revise to include the complete summary financial statements, as required by Item 1010(c) of Regulation M-A in the Schedule 14A filed in connection with this going private transaction.
     As disclosed in Item 13 (Item 13) of Amendment No. 1, we have supplemented the financial tables under “The Offer—Certain Information Concerning EFL—Selected Financial Information” and "—Comparative Per Share Data” on pages 39 and 40 of the Offer to Purchase to include the requested information. With respect to the summarized financial information provided in accordance with Rule 1.02(bb)(1) of Regulation S-X, Erie Indemnity’s management believes the presentation of assets, liabilities and results of operations is a more meaningful presentation and consistent with other companies in the specialized life insurance industry.
Certain Conditions of the Offer, page 45
18.	In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the penultimate paragraph in this section, the phrase “regardless of the circumstances, including any action or inaction by the Purchaser, Erie Indemnity or the Exchange giving rise to such conditions. . . .” is not consistent with our position because it purports to allow you to assert an offer condition

Securities and Exchange Commission
May 19, 2006

even when the condition is “triggered” by your own action or inaction. Please revise in accordance with our position.
     As disclosed in Item 11(b) of Amendment No. 1, we have amended the second to last paragraph on page 46 under “The Offer—Certain Conditions of the Offer” to exclude the waiver of conditions triggered by action or inaction by the Purchaser, Erie Indemnity or the Exchange.
19.	We note your statement that you may waive any conditions at any time and from time to time. Please revise to state that you must do so prior to the expiration date. Please make the same change at the statement that the failure to exercise any of the foregoing rights shall not be deemed a waiver of any such right. . . and may be asserted at any time and from time to time.
     As disclosed in Item 11(b) of Amendment No. 1, we have amended the second to last paragraph on page 46 under “The Offer—Certain Conditions of the Offer” to indicate that conditions may be waived and rights asserted only “at or prior to the time of the expiration of the Offer”.
20.	We note your statement in this section, regarding the conditions, that “[a]ny determination as to whether any condition has occurred shall be in the sole discretion of the Purchaser. . . and will be final and binding upon all parties.” Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.
     As disclosed in Item 11(b) of Amendment No. 1, we have amended the second to last paragraph on page 46 under “The Offer—Certain Conditions of the Offer” to delete the cited sentence.
* * *
     In addition to the changes in Amendment No. 1 made in response to the Staff’s comments, as disclosed in Item 4(a) of Amendment No. 1, a change has been made on

Securities and Exchange Commission
May 19, 2006

page 7 under “Introduction” to disclose that Erie Indemnity has now received agreements not to tender from two shareholders in which two Erie Indemnity directors have indirect interests that Erie Indemnity did not receive prior to April 27, 2006. The revised disclosure cites the revised number of publicly held Shares that must be tendered to satisfy the Minimum Condition. Conforming changes reporting receipt of the agreements from the two shareholders have also been made elsewhere in the Offer to Purchase and are disclosed in Item 4(a). Also, as disclosed in Item 11(a)(5) of Amendment No. 1, we have added a new paragraph on page 48 of the Offer to Purchase under “ The Offer— Certain Legal Matters” to disclose a recently filed lawsuit relating to the Offer.
     An additional letter from the Purchaser and Erie Indemnity is being submitted via Edgar to address the points raised under “Closing Comment.”
     If further information or clarification with respect to the foregoing points is desired, please contact the undersigned at 215-979-1233 or Frederick W. Dreher, Esquire, at 215-979-1234.

Very truly yours,

/s/ Richard L. Cohen

Richard L. Cohen

cc:	Jan R. Van Gorder, Esquire (via facsimile) Frederick W. Dreher, Esquire John Evangelakos, Esquire (via facsimile)